UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check one):	[ X ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form N-SAR
For period ended: May 28, 2005

[   ] Transition report on Form 10-K
[   ] Transition report on Form 20-F
[   ] Transition report on Form 11-K
[   ] Transition report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the transition period ended: ________________________________

Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________________________________________

Part I - Registrant Information

                  Richardson Electronics, Ltd.
Full name of registrant

    40W267 Keslinger Road, P.O. Box 393
Address of principal executive office

                  LaFox, Illinois 60147-0393
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-K for the fiscal year ended May 28, 2005 cannot be filed within the prescribed time period because of delays associated with the completion of the audit. The Company is still responding to requests from its independent auditors for supporting documentation primarily related to accounting for income taxes and, as a result, the Company's auditors are unable to complete the financial audit of the Company's financial statements by the required filing date of August 11, 2005. As a result of the delay in the completion of the financial audit, the Company is unable to complete its assessment of internal controls over financial reporting by the required filing date of August 11, 2005, as well.

The Company anticipates filing its Annual Report on Form 10-K for the year ended May 28, 2005 within the regulatory fifteen-day extension period.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification:

David J. DeNeve	(630) 208-2200
(Name)	(Area code) (Telephone number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ]Yes   [   ]No

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ]Yes   [ X ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Richardson Electronics, Ltd.
Name of registrant as specified in its charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2005 By: /S/  DAVID J. DENEVE
David J. DeNeve, Senior Vice President and Chief Financial Officer